Exhibit 4.9

LOAN AGREEMENT

               THIS LOAN AGREEMENT (this “Agreement”) is made as of the 8th day of March, 2005, by and between Arel Communications and Software Ltd., a company organized under the laws of the State of Israel (the “Company”) and Cetus Corp., an Ohio corporation (the “Lender”).

W I T N E S S E T H:

               WHEREAS, the Company wishes to obtain a revolving credit facility from the Lender; and

               WHEREAS, the Lender is willing to make available a revolving credit facility to the Company on the terms and conditions set forth in this Agreement.

               NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

1.            Definitions.

     1.1.    When used in this Agreement, the following terms shall have the respective meanings set forth below:

               1.1.1.     “Adjusted Gross Revenues Amount” shall mean the Audited Gross Revenues Amount, as adjusted pursuant to Section 2.1.4.

               1.1.2.     “Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such Person.  A Person shall be deemed to control another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities or other ownership interests, by contract or otherwise.

               1.1.3.     “Audited Gross Revenues Amount” shall mean the Gross Revenues as reported in the Company’s audited financial statements for the year ending December 31, 2005.

               1.1.4.     “Availability Period” shall mean the period commencing on the Closing Date and ending on the third anniversary of the Closing Date, unless earlier terminated pursuant to the terms of this Agreement.

               1.1.5.     “Authority” shall mean any government, any governmental, regulatory or administrative body, agency or authority, any court of judicial authority, any arbitrator or any public, private or industry regulatory authority, whether international, national, state, municipal or local.

               1.1.6.     “Board” shall mean the Board of Directors of the Company.

               1.1.7.     “Business Day” shall mean any day that is a business day in both the State of Israel and the State of New York.

               1.1.8.     “Change of Control” shall mean: (i) the dilution of Mathile’s direct and indirect holdings in the Company to below twenty-five percent (25%) of the outstanding voting rights in the Company, but not as a result of an Event (as defined in Section 1.1.8.1 below; (ii) the acquisition by any Person and its Affiliates, other than Persons and their Affiliates who as of the date of this Agreement or as of the Closing Date are beneficial shareholders of the Company, of more than twenty percent (20%) of the outstanding voting rights in the Company, but not as a result of any of the Events set forth in (2), (3) and (4) in Section 1.1.8.1 below; and (iii) the sale by the Company of all or substantially all of its assets to any Person other than to its subsidiaries and other than to Persons and their Affiliates who as of the date of this Agreement or as of the Closing Date are beneficial shareholders of the Company.

                             1.1.8.1.     For the purposes of the definition of a Change of Control, an “Event” shall be: (1) the issuance of shares of the Company (including upon the exercise of options or warrants) to bona fide employees, directors, officers, consultants, service providers, suppliers of the Company or any subsidiary thereof; (2) the sale of shares of the Company by Mathile or such entities or persons through which Mathile holds shares in the Company; (3) the issuance of shares of the Company to a Person in connection with a financing which is not primarily an equity financing (an equity credit line shall be deemed to be a financing which is not primarily an equity financing); or (4) the issuance of shares of the Company to a third party with whom the Company is or could benefit from a strategic relationship as determined by the Board in good faith.

               1.1.9.     “Charge” shall mean the fixed charge and the floating charge and the other security interests to be created by the Company for the benefit of the Lender and the fixed charge on Intellectual Property Assets owned by the Subsidiaries (if any), the floating charge and the other security interests to be created by the Subsidiaries for the benefit of the Lender as contemplated by the Charge Agreements.

               1.1.10.   “Charge Agreements” shall mean the Charge Agreements and the other security agreements to be entered into by and between the Company and its subsidiaries and the Lender on the Closing Date, in a form acceptable to the Lender and the Company.

               1.1.11.   “Closing” shall mean the consummation of the transactions contemplated in this Agreement as set forth in Section 2.2.

               1.1.12.   “Closing Date” shall mean the date upon which the Closing occurs.

               1.1.13.   “Company” shall mean Arel Communications and Software Ltd.

               1.1.14.   “Company Disclosure Schedule” shall mean the schedule to be delivered to the Lender by the Company at the Closing which is arranged in sections corresponding to the subsections of Section 7.1 of this Agreement which shall be modified and supplemented by such schedule.

               1.1.15.   “Disbursement Date” shall mean the date upon which the Company receives an Installment from the Lender.

               1.1.16.   “Disbursement Request” shall mean a written request by the Company to the Lender for the receipt of an Installment.

               1.1.17.   “Dollars” shall denote the lawful currency of the United States of America. “US $”, “USD”, “ $”, “dollars”, “US Dollars”, “U.S. Dollars” shall likewise be construed.

               1.1.18.   “Effective Time” shall mean 12:01 a.m. Tel-Aviv, Israel time on the Closing Date.

               1.1.19.   “Event of Acceleration” shall mean each of the events described in Section 10.3.

               1.1.20.   “Exchange Act” or “Securities Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended.

               1.1.21.   “Gross Revenues” shall mean the consolidated revenues of the Company as reported in the Company’s audited financial statements or reviewed financial statements, as applicable.

               1.1.22.   “Installment” shall mean the principal amount on account of the Maximum Available Principal Amount received by the Company from the Lender pursuant to a Disbursement Request.

               1.1.23.   “Intellectual Property Assets” shall mean such intellectual property assets owned by the Company and its Subsidiaries as more fully described on the Company Disclosure Schedule or in the Charge Agreements.

               1.1.24.   “Interest” shall have the meaning ascribed to such term in Section 6.1.

               1.1.25.   “Law” shall mean any applicable law, statute, regulation, treaty, ordinance, rule, requirement, official directive, announcement or other binding action or requirement of an Authority.

               1.1.26.   “Lender” shall mean Cetus Corp.

               1.1.27.   “Loan Documents” shall have the meaning ascribed to such term in Section 7.1.2.

               1.1.28.   “Material Adverse Effect” shall mean a material adverse effect on the business, operations, properties or condition (financial or other) of the Company and its subsidiaries, taken as a whole.

               1.1.29.   “Maximum Available Principal Amount” shall mean the maximum aggregate principal amount of credit available to the Company under this Agreement as set forth in Section 2.1.

               1.1.30.   “Mathile” shall mean Mr. Clayton L. Mathile, Mrs. Mary A. Mathile, any Affiliate of Mr. Clayton L. Mathile and/or Mary A. Mathile, any relative (by blood, marriage or adoption) of Mr. Clayton L. Mathile and/or Mrs. Mary A. Mathile, and/or any trust established for the benefit of any of the foregoing.

               1.1.31.   “Nominees” shall have the meaning ascribed to such term in Section 11.1.

               1.1.32.   “Order” shall mean any decree, decision, order, judgment, writ, award, injunction, rule or consent of or by an Authority.

               1.1.33.   “Outstanding Principal Amount” means the principal amount on account of the Maximum Available Principal Amount outstanding and unpaid from time to time.

               1.1.34.   “Person” shall mean any entity, corporation, company, association, limited liability company, joint venture, joint stock company, partnership, trust, organization, individual (including personal representatives, executors and heirs of a deceased individual), nation, state, government (including agencies, departments, bureaus, boards, divisions and instrumentalities thereof), trustee, receiver or liquidator.

               1.1.35.   “Prepayment Notice” shall have the meaning ascribed to such term in Section 6.4.

               1.1.36.   “Repayment Date” shall have the meaning ascribed to such term in Section 6.3.

               1.1.37.   “SEC” shall mean the United States Securities and Exchange Commission.

               1.1.38.   “Securities Act” shall mean the United States Securities Act of 1933, as amended.

               1.1.39.   “Specified Rate” shall mean, with respect to each Installment, a rate of interest per annum equal to 9.00% plus the one month London Interbank Offered Rate (LIBOR) as published in The Wall Street Journal on the Business Day immediately prior to the date of the relevant Disbursement Request (or, if The Wall Street Journal is not published on such Business Day, on the next succeeding Business Day on which The Wall Street Journal is published). With respect to each Installment, the Specified Rate, shall be adjusted, upwards or downwards, effective as of the first Business Day of each subsequent calendar month to a rate of interest per annum equal to 9.00% plus the one month London Interbank Offered Rate (LIBOR) as published in The Wall Street Journal on such Business Day (or, if The Wall Street Journal is not published on such Business Day, on the next succeeding Business Day on which The Wall Street Journal is published), but only in the event that such monthly adjustment shall cause the rate of interest per annum comprising the then Specified Rate to increase or decrease, as the case may be, by a minimum of 1% per annum as illustrated by the following table:

	March 5 (Disbursement Request date)	First Business Day of April	First Business Day of May	First Business Day of June	First Business Day of July	First Business Day of August
1 Month Libor	2%	2.5%	3.5%	1.5%	1%	2%
Fixed rate	9%	9%	9%	9%	9%	9%
Specified Rate	11%	11%	12.5%	10.5%	10.5%	10.5%

               1.1.40.   “Termination Letter” shall have the meaning ascribed to such term in Section 12.

2.            Loan.

     2.1.    Subject to there having been a Closing, during the Availability Period, the Lender will make available to the Company a revolving credit facility of an aggregate principal amount of up to ten million US dollars (US $ 10,000,000) (the “Maximum Available Principal Amount”) in accordance with the terms and conditions set forth in this Section 2 and this Agreement.

               2.1.1.     Subject to Sections 2.1.2, 2.1.3 and 2.1.4, the Lender shall transfer Installments to the Company by wire transfer, in immediately available US dollars and in accordance with wire instructions to be provided in writing to the Lender by the Company from time to time, upon the later of: (i) seven (7) Business Days following the date on which the Company shall have delivered a Disbursement Request to the Lender; or (ii) such other date specified in the Disbursement Request, provided that such specified date is not later than fourteen (14) days of the date of delivery of the Disbursement Request. Each Disbursement Request shall state the amount of the Installment to be transferred by the Lender to the Company, provided that such amount shall be no less than one hundred thousand US dollars (US $ 100,000) or shall be in an amount which is a multiple of one hundred thousand US dollars (US $ 100,000).

               2.1.2.     Until January 1, 2006, the Outstanding Principal Amount may not exceed five million US dollars (US $ 5,000,000) at any one time.

               2.1.3.     Commencing January 1, 2006, the Outstanding Principal Amount may equal up to the amount in Column B of Schedule 2.1.3 hereto set forth opposite the Audited Gross Revenues Amount in Column A of Schedule 2.1.3 hereto.

               2.1.4.     In addition, in the event that the Company achieves Gross Revenues equal to or exceeding three million US dollars (US $ 3,000,000) in each of any two (2) consecutive calendar quarters commencing with the quarter ending March 31, 2006,  then the Company shall be deemed to have achieved the next level of Gross Revenues for the year ending December 31, 2005, as set forth in Column A of Schedule 2.1.3 hereto immediately below the actual Audited Gross Revenues Amount (the “Adjusted Gross Revenue Amount”) and accordingly the Outstanding Principal Amount (as set forth in Column B) may then equal up to the corresponding amount set forth opposite the next level of the Adjusted Gross Revenue Amount. The mechanism set forth in this Section 2.1.4 shall apply each time the Company achieves Gross Revenues equal to or exceeding three million US dollars (US $ 3,000,000) in each of any two (2) consecutive calendar quarters as aforesaid. By way of example, if the Audited Gross Revenues Amount for the year-ending December 31, 2005 is $ 7,000,000 and in each of the first three calendar quarters of 2006 the Company achieves Gross Revenues of $ 3,000,000, then following the second quarter of 2006, the Outstanding Principal Amount may then equal up to $ 6,700,000 and following the third quarter of 2006, the Outstanding Principal Amount may then equal up to $ 8,400,000.

     2.2.    Closing and Closing Date.

               2.2.1.     Time and Place. The Closing shall take place at the offices of Yigal Arnon & Co., One Azrieli Center, Tel-Aviv, Israel, at 10:30 a.m. local time on the Business Day that all the conditions set forth in Section 3 have been satisfied or waived or at such other time and place as the Company and the Lender mutually agree in writing, such transactions to be effective as of the Effective Time, provided, however, that without the prior written consent of the Company and the Lender, the Closing shall not occur after June 30, 2005.

               2.2.2.     Transactions at the Closing. At the Closing, the following transactions shall occur, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered, unless waived in accordance with Sections 3.1 and 3.2:

                             2.2.2.1.     The obligations of the Company to be performed on or before the Closing Date pursuant to the terms of this Agreement, including but not limited to, those obligations set forth in Section 3.1.

                             2.2.2.2.     The obligations of the Lender to be performed by it on or before the Closing Date pursuant to the terms of this Agreement, including but not limited to, those obligations set forth in Section 3.2.

3.            Conditions to Closing

     3.1.    The obligation of the Lender to consummate the transactions contemplated herein shall be subject to the fulfillment, at or before the Closing Date, of all of the conditions set forth below in this Section 3.1 to the satisfaction of the Lender. The Lender may waive in its sole discretion any or all of such conditions in whole or in part without prior notice.

               3.1.1.     The Company and each of its direct and indirect subsidiaries (hereafter referred to as “Subsidiaries”) and the Lender shall have executed the Charge Agreements and the Company shall have caused its Subsidiaries to register a Charge on all of their respective assets in favor of the Lender;

               3.1.2.     The representations and warranties of the Company and its Subsidiaries contained in the Loan Documents shall be true in all material respects on and as of the Closing Date.

               3.1.3.     The Lender shall have received from the Company:

                             3.1.3.1.     true and correct copies of forms for registering the Charge with the Israeli Registrar of Companies, stamped to indicate filing thereof, and a certificate of registration of the Charge with the Israeli Registrar of Companies and similar evidence of the registration of a Charge on all of the Company’s Subsidiaries’ respective assets in favor of the Lender;

                             3.1.3.2.     true and correct copies of resolutions of the Company’s audit committee, Board and shareholders authorizing the Company to enter into the Loan Documents;

                             3.1.3.3.     the Company Disclosure Schedule, in such form and substance reasonably acceptable to the Lender; and

                             3.1.3.4.     an opinion of Yigal Arnon & Co., counsel to the Company, dated as of the Closing Date, addressed to the Lender in a form acceptable to the Lender and the Company.

               3.1.4.     The Company and each of its Subsidiaries shall have obtained all regulatory approvals and third party consents required to enter into, execute and deliver this Agreement and the Charge Agreements, including, but not limited to, the consent of the Israeli Office of the Chief Scientist.

     3.2.    The obligation of the Company to consummate the transactions contemplated herein shall be subject to the fulfillment, at or before the Closing Date, of all of the conditions set forth below in this Section 3.2 to the satisfaction of the Company. The Company may waive in its sole discretion any or all of such conditions in whole or in part without prior notice.

               3.2.1.     The Company and its Subsidiaries and the Lender shall have executed the Charge Agreements;

               3.2.2.     The Lender shall have confirmed in writing that all corporate action on the part of the Lender necessary for the execution, delivery and performance of this Agreement and the other Loan Documents shall have been taken;

               3.2.3.     The Company’s audit committee, Board and shareholders shall have approved the transactions contemplated by the Loan Documents as required by Law and the Company’s Articles of Association; and

               3.2.4.     The Company shall have obtained all regulatory approvals and third party consents required to enter into, execute and deliver this Agreement and the Charge Agreements, including, but not limited to, the consent of the Israeli Office of the Chief Scientist and the Company’s Subsidiaries shall have obtained all regulatory approvals and third party consents required to register a floating Charge on all of their respective assets in favor of the Lender.

     3.3.    Conditions Precedent to Each Installment.  The obligation of the Lender to disburse each Installment is subject, at the time of the disbursement of such Installment, to the satisfaction of the following conditions, with the disbursement by the Lender and the receipt of such Installment by the Company constituting a representation and warranty by the Company that the conditions specified in Section 3.3.1 and 3.3.2 are then satisfied:

               3.3.1.     No Event of Acceleration.  At the time of the disbursement of each Installment, and as a result of the making thereof, there shall exist no Event of Acceleration or no event, act or condition which with the giving of notice or the lapse of time or both would constitute an Event of Acceleration.

               3.3.2.     At the time of the disbursement of each Installment, and after giving effect thereto, the Borrower shall inform the Lender to the extent that any of the representations and warranties of the Company or any of its Subsidiaries contained in the Loan Documents or otherwise made (or deemed made) in connection therewith are no longer correct in a material manner at such time.

4.            Security.

     4.1.    In accordance with the terms and the conditions of the Charge Agreements, the Company agrees to secure the repayment of the Outstanding Principal Amount, and any accrued and unpaid Interest thereon, by creating a first priority fixed charge on the Intellectual Property Assets of the Company and its Subsidiaries and a floating charge on all of the assets of the Company and its Subsidiaries, including cash, inventory, accounts receivable, tangible and intangible assets, and intellectual property other than the Intellectual Property Assets, if any, for the benefit of the Lender.

5.            Seniority.

               Subject to there having been a Closing, the Company undertakes that its obligations under the Loan Documents and with respect to the Charge will at all times rank senior in right of payment and priority to all its other present and future unsecured and unsubordinated obligations, other than obligations which are mandatorily preferred by law applying to companies generally and subject to obligations imposed by Law, including the Israeli Office of the Chief Scientist.

     5.1.    Without derogating from the foregoing, neither the Company nor any of its Subsidiaries may grant any security interest, whether fixed or floating, to a third party in any of its assets without the prior written consent of the Lender, unless permitted under Section 9 hereof.

6.            Interest; Repayment.

     6.1.    Each Installment shall bear interest from the Disbursement Date thereof to the date of repayment in full at a rate per annum equal to the Specified Rate in effect from time to time (the “Interest”).

     6.2.    All accrued Interest shall be due and payable on the last Business Day of each calendar month and the Company shall pay such Interest on such date in accordance with Section 6.7 below. The Interest shall accrue from day to day and shall be calculated on the basis of the actual number of days elapsed and a 360 (three hundred and sixty) day year.

     6.3.    The Outstanding Principal Amount and any accrued and unpaid Interest thereon, if any, shall be due and payable, in US dollars, six (6) months from the expiration of the Availability Period (the “Repayment Date”).

     6.4.    Notwithstanding anything to the contrary herein, the Company may, in its sole discretion and without penalty, prepay all or any portion of the Outstanding Principal Amount, at any time, provided that:

               6.4.1.     the Company shall have provided the Lender with three (3) days prior written notice of such intention to prepay (the “Prepayment Notice”);

               6.4.2.     prepayments shall be in amounts of no less than one hundred thousand US dollars (US $ 100,000); and

               6.4.3.     the Company shall pay all accrued and unpaid Interest on the Outstanding Principal Amount prepaid hereunder on the date of prepayment.

     6.5.    In the Prepayment Notice, the Company shall designate on account of which Installment(s) it is prepaying, at its sole discretion. In the absence of such designation, the prepayment shall be first used on account of Installment(s) whose Disbursement Date is earlier in time.

     6.6.    Any Outstanding Principal Amount prepaid by the Company shall again be available for disbursement during the Availability Period.

     6.7.    All payments to be made by the Company to the Lender under this Agreement, shall be made by means of wire transfer in immediately available US dollars in accordance with wire instructions to be provided in writing to the Company by the Lender from time to time.

     6.8.    All payments by the Company to or for the account of the Lender hereunder shall be made free and clear of and without deduction for any and all Taxes.  Notwithstanding anything to the contrary above or in this Agreement, the Company may withhold the “Permitted Withholding Tax” which is the withholding tax, not in excess of 17.5% of a payment, permitted under The Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income (the “Tax Treaty”).  If the Company shall be required by law to deduct any Taxes (other than the Permitted Withholding Tax) from or in respect of any sum payable hereunder to the Lender, (a) the sum payable shall be increased as necessary so that making all required deductions (including deductions applicable to additional sums payable under this Section 6.8) the Lender receives an amount equal to the sum it would have received had no such deductions been made, (b) the Company shall make such deductions, (c) the Company shall pay the full amount deducted to the relevant authority in accordance with applicable law and (d) the Company shall furnish to the Lender the original copy of a receipt evidencing payment thereof within 30 days after such payment is made. “Taxes” means any and all present or future taxes, duties, levies, imposts, deductions, charges or withholdings levied or imposed by any Authority, and any and all liabilities with respect to the foregoing.

               6.8.1.     In addition, if a competent Israeli tax Authority shall require this Agreement to be stamped for Israeli stamp tax purposes, the Company shall pay such Israeli stamp tax. The Company hereby agrees to pay any other present or future stamp or documentary taxes and any other excise or property taxes, charges or similar levies which arise from any payment made hereunder or from the execution or delivery of, or otherwise with respect to, this Agreement (“Other Taxes”).

               6.8.2.     The Company hereby agrees to indemnify the Lender for the full amount of Taxes or Other Taxes (other than any Permitted Withholding Tax), including, without limitation, any Taxes or Other Taxes imposed on amounts payable under this Section 6.8, paid by the Lender and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, other than penalties, interest and expenses imposed due to the fault of the Lender.  Payments due under this Indemnification shall be made within 30 days of the date Lender makes demand therefore.

7.            Representations and Warranties

     7.1.    Representations and Warranties of the Company. The Company represents and warrants to the Lender as of the Closing Date as follows:

               7.1.1.     Due Incorporation. The Company and each of its Subsidiaries is duly organized and validly existing company under the Laws of the jurisdiction under which it was incorporated or organized and has all requisite power and authority to own, lease and operate its assets, properties and business and to carry on its business as now conducted or proposed to be conducted and to execute, deliver and perform its obligations under the Loan Documents to which it is a party and is duly licensed or qualified to do business under the laws of each jurisdiction in which the nature of the business conducted or the ownership of its assets makes such qualification or licensing necessary. Except as set forth in Company’s Disclosure Schedule, the Company has no businesses, entities, enterprises or organizations in which the Company has any ownership, voting or profit and loss sharing percentage interest.  The Company’s Disclosure Schedule shall set forth a list of jurisdictions in which each Subsidiary of the Company is incorporated or qualified as a foreign entity.

               7.1.2.     Prior to the Closing, all corporate action on the part of the Company and each of its Subsidiaries necessary for the execution, delivery and performance of this Agreement, the Charge Agreements and the other agreements, documents and instruments to be executed and delivered by the Company and its Subsidiaries in connection therewith (collectively, the “Loan Documents”) shall have been taken. Except as set forth in the Company’s Disclosure Schedule, no consent, approval or authorization of, exemption by, or filing with, any governmental or regulatory authority or any third party is required in connection with the execution, delivery and performance by the Company or any of its Subsidiaries of the Loan Documents to which it is a party and the consummation of the transactions contemplated thereby. The Loan Documents when executed and delivered by or on behalf of the Company and each of its Subsidiaries a party thereto, shall constitute the valid and legally binding obligations of the Company and its Subsidiaries a party thereto, legally enforceable against the Company and/or its Subsidiaries in accordance with their respective terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to creditor’s rights generally and general principles of equity.

               7.1.3.     No Violation. Except as set forth in Company’s Disclosure Schedule, neither the execution and delivery of the Loan Documents by the Company or any of its Subsidiaries nor the consummation of the transactions contemplated therein that are to be performed by the Company or any of its Subsidiaries will: (i) violate any provision of the Articles of Association of the Company or other governing or constituent document of the Company or any of its Subsidiaries; (ii) violate, conflict with, or constitute a default under any agreement to which the Company or any of its Subsidiaries is a party or by which it or its property is bound or affected; (iii) require the consent of any party to any agreement to which the Company or any of its Subsidiaries is a party by which it or its property is bound or affects; or (iv) violate any Laws or Orders to which the Company or any of its Subsidiaries or any of its property is subject, the effect of which, in the case of this clause (iv) only, would have a Material Adverse Effect.

               7.1.4.     SEC Filings. The Company has filed all forms, reports, registration statements and documents required to be filed by it with the SEC since December 31, 2002. The Company has made available to the Lender all such forms, reports, and documents in the form filed with the SEC since such date, but not the exhibits and schedules thereto or the documents incorporated therein, by virtue of having filed them on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. All such required forms, reports and documents (including those that Company may file subsequent to the date hereof and the financial statements filed therewith) are referred to herein as the “Company SEC Reports” provided that any Company SEC Report shall be deemed to include all amendments to such report.  As of their respective filing dates (or if amended or superseded by a filing then on the date of such filing), the Company SEC Reports: (i) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports; and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected by subsequently filed documents with the SEC.  Except as set forth in, or reflected by, the Company SEC Reports including the audited financial statements for the period ending December 31, 2004 provided to the Lender, since December 31, 2003, no material adverse change has occurred in the business, operations, properties or conditions (financial or other) of the Company and its Subsidiaries, taken as a whole.

               7.1.5.     No Broker.  No broker, finder, agent or similar intermediary has acted for or on behalf of the Company in connection with this Agreement or the transactions contemplated hereby, and no broker, finder, agent or similar intermediary is entitled to any broker’s, finder’s similar fee or other commission in connection therewith based on any agreement, arrangement or understanding with the Company.

               7.1.6.     Ownership.  Except as set forth in the Company’s Disclosure Schedule, the Company and each of its Subsidiaries has good, valid and marketable title to all of its assets, free and clear of all mortgages, liens, pledges, charges, security interests or other encumbrances.  The Company’s Disclosure Schedule sets forth a list of all material assets owned by Company and each of its subsidiaries.

               7.1.7.     Compliance with Laws.  The Company and each of its Subsidiaries is in compliance in all respects with all laws, regulations and requirements applicable to it or to the operation of its business or the ownership of its assets, except as would not have a Material Adverse Effect.  The Company and each of its Subsidiaries has obtained all governmental permits, licenses and the like necessary to the conduct of its business and all such permits, licenses and the like are in full force and effect and no default exists thereunder which would have a Material Adverse Effect.

               7.1.8.     Litigation.  Except as disclosed in the Company SEC Reports and as set forth in the Company’s Disclosure Schedule, there are no actions, suits or proceedings pending or threatened against the Company, its Subsidiaries, or any of their assets before or by any court, government agency or body or arbitrator which would have a Material Adverse Effect.

               7.1.9.     Taxes.  Except as set forth in the Company’s Disclosure Schedule, the Company and each of its Subsidiaries has filed all tax returns required to be filed by it and has paid all taxes, assessments, levies and other governmental charges which are pursuant to such returns and all other taxes, assessments, levies and other governmental charges which have become due, including all interest and penalties, the failure to file any such return or to pay any such tax would, individually or in the aggregate, have a Material Adverse Effect.

               7.1.10.  Intellectual Property.  The Company and its Subsidiaries own all Intellectual Property Assets, including, but not limited to, patents, trademarks, trade names, trade dress, services marks, services names, copyrights, software, licenses, know how, trade secrets, methodologies, franchises, formulas, good will, internet domain names and other intangible or intellectual property rights (or rights with respect to the foregoing) necessary for the conduct of their business and as more fully described in the Company Disclosure Schedule, without any conflict with, or violation of, the rights of others which would have a Material Adverse Effect.

8.            Affirmative Covenants.

     8.1.    General Covenants.  Until such time that (i) all amounts payable by the Company under this Agreement shall have been paid in full and (ii) the Lender shall not be under any obligation under this Agreement to provide Installments to the Company, the Company shall and shall cause each of its Subsidiaries to:

               8.1.1.     Existence.  Do all things necessary and proper to preserve and keep in full force and effect its existence and its material rights to all material Intellectual Property Assets.

               8.1.2.     Books and Records.  Keep proper books of record and account in which full, true and correct entries in conformity with generally accepted accounting principles and all requirements of law shall be made of all dealings and transactions in relation to its business and affairs.

               8.1.3.     Property.  Keep all property useful and necessary in its business in good working order and condition and, from time to time, make all necessary and proper repairs, renewals, replacements, additions and improvements thereto.

               8.1.4.     Compliance with Laws.  Comply in all material respects with all applicable laws, statutes, rules, regulations and orders of, and all applicable restrictions imposed by, any governmental authority in respect of the conduct of its business and the ownership or operation of its property or assets.

               8.1.5.     Insurance.  Maintain at all times adequate insurance against such risks as are customarily insured against, and in amounts customarily carried by, persons operating similar businesses and effect all such insurance under valid and enforceable policies issued by insurers of recognized responsibility.

               8.1.6.     Payment of Taxes and Other Claims.  Duly pay and discharge when due all taxes, assessments, levies and other governmental charges imposed upon it or its assets or upon its income, as well as all claims for labor, materials or supplies, which if unpaid might by law become a lien upon any of its assets, unless any such payment or discharge is being contested in good faith by appropriate proceedings and as to which adequate reserves are being maintained in accordance with generally accepted accounting principles.

               8.1.7.     Notice.  Promptly give notice to the Lender of: (i) any condition, event or act which constitutes an Event of Acceleration or which, with the giving of notice or lapse of time, or both, would constitute an Event of Acceleration and (ii) any other event or fact that may likely have a Material Adverse Effect.

               8.1.8.     Inspection.  Permit any person designated by the Lender to visit and inspect any of its properties, to examine its books and records and to discuss its affairs, finances and accounts with its officers and key employees at such reasonable times and as often as may be reasonably requested by Lender, provided that such person shall have entered into a confidentiality agreement with the Company in customary form reasonably acceptable to the Company and the Lender.

               8.1.9.     Information.  Furnish to the Lender from time to time: (a) as promptly as practical, such monthly, quarterly and annual financial statements as Lender may request, all of which financial statements (i) shall be prepared in accordance with generally accepted accounting principles consistently applied and (ii) in the case of any annual financial statements, shall be audited by the Company’s independent certified public accountants, (b) such annual or quarterly budgets and forecasts as Lender may reasonably request from time to time, (c) as promptly as practical upon filing, all forms, reports, registration statements, proxy statements and other documents filed by it with the SEC, and (d) such other information concerning its business, operations, properties, conditions (financial or other) or prospects as the Lender may reasonably request.

     8.2.    Use of Installments.  The Installments received by the Company hereunder shall only be used by the Company to fund the working capital needs of the Company and/or its Subsidiaries as reasonably determined by the Company.

9.            Negative Covenants.

     9.1.    Covenants.  Until such time that (i) all amounts payable by the Company under this Agreement shall have been paid in full and (ii) the Lender shall not be under any obligation under this Agreement to provide Installments to the Company, the Company shall not, and shall not permit any of the Subsidiaries to:

               9.1.1.     Liens.  Create, incur, assume or permit to exist any mortgage, deed of trust, pledge, security interest, lien or other encumbrance upon or with respect to any of its property (real or personal, tangible or intangible) whether now owned or hereafter acquired other than the security interest granted under the Loan Documents, which are set forth in the Company Disclosure Schedule, and such other security interests which may arise pursuant to the terms of lease or license agreements entered into in the ordinary course of business.

               9.1.2.     Indebtedness.  Other than pursuant to the Loan Documents and other than as set forth in the Company Disclosure Schedule, create, incur or become liable in respect of any indebtedness (other than trade accounts payable and accrued expenses incurred in the ordinary course of business or indebtedness among the Company and its Subsidiaries) or assume, guarantee or become contingently liable upon any obligation or indebtedness of any person or entity.

               9.1.3.     Merger.  (i) Wind up, liquidate or dissolve its business or affairs, (ii) enter into any merger, consolidation or other business combination transaction or (iii) other than in the ordinary course of business, purchase or acquire any part of the property or assets of any other person or entity, (iv) other than in the ordinary course of business, sell, lease, transfer or otherwise dispose of any part of its property or assets or (v) other than the Subsidiaries of the Company in existence on the date hereof, organize or own any Subsidiaries (unless each such new Subsidiary grants the Lender a security interest on all its assets and executes such agreements, documents, and instruments and takes such other action as Lender may reasonably request) or make any investment in any other Person. Nothing in this Agreement shall prevent the liquidation, winding up or dissolution of any of the Company’s Subsidiaries or the merger, consolidation or other business combination transaction among the Company and its Subsidiaries.

               9.1.4.     Business.  Engage (directly or indirectly) in any business other than the business in which it is engaged on the date hereof or businesses ancillary thereto.

10.          Acceleration.

     10.1.  Upon the occurrence of an Event of Acceleration and at any time thereafter, if any Event of Acceleration shall then be continuing, the Lender, by written notice to the Company, may (i) declare the Outstanding Principal Amount, and accrued Interest thereon, to be, whereupon the same, together with any other amounts owing by the Company under the Loan Documents shall become, forthwith due and payable without further presentment, demand, protest or other notice of any kind, all of which are expressly waived by the Company, whereupon the Lender may proceed to exercise all of its rights and remedies against the Company under the Loan Documents and under applicable law and/or (ii) declare its obligation to make further Installments terminated, whereupon such obligations shall be terminated; provided, however, that if an Event of Acceleration described in Section 10.3.4. should occur, the result which would otherwise occur only upon the giving of written notice to the Company, as specified above, shall occur automatically without the giving of such notice.

     10.2.  The Company shall promptly notify the Lender of the occurrence of any Event of Acceleration.

     10.3.  Each of the events set out below in this Section 10.3 shall be an “Event of Acceleration”:

               10.3.1.   The Company or any of its Subsidiaries does not pay any amount payable by it under the Loan Documents when due and such default shall continue unremedied for more than five (5) Business Days after written notice by the Lender to the Company;

               10.3.2.   Default shall be made by the Company or any of its Subsidiaries in the due observance or performance of any other covenant or condition contained in any of the Loan Documents required to be observed or performed by it which default is not remedied within 30 days after written notice from Lender.

               10.3.3.   Any representation or warranty made by the Company or any of its Subsidiaries in the Loan Documents is incorrect or misleading in any material respect when made (or deemed made);

               10.3.4.   The Company or any of its Subsidiaries commences, or there is commenced against either of the Company or any of its Subsidiaries (or any of its assets), any proceedings under any bankruptcy, insolvency, reorganization, receivership, relief of debtors, dissolution, liquidation or similar law of any jurisdiction and, if such proceedings are commenced against the Company or any of its Subsidiaries, such proceedings are not dismissed within 60 days after the institution thereof; the Company or any of its Subsidiaries admits in writing its inability to pay its debts generally as such debts become due; a court of competent jurisdiction enters an order, judgment or decree appointing a custodian, receiver, trustee, liquidator or conservator of the Company or any of its Subsidiaries or of the whole or any substantial part of its properties which order, judgment or decree is not dismissed within 60 days after the giving thereof; or the Company or any of its Subsidiaries makes a general assignment for the benefit of creditors;

               10.3.5.   One or more judgments for payment of money in excess of $ 250,000 in the aggregate shall be rendered against the Company or any of its Subsidiaries and such judgments, decrees or orders shall continue unsatisfied and in effect for a period of 30 consecutive days without being vacated, discharged, satisfied or stayed or bonded pending appeal;

               10.3.6.   The Company or any of its subsidiaries shall:  (i) fail to pay any installment of principal of, or interest on, any other indebtedness for borrowed money in a principal amount which exceeds $ 200,000 (“Other Debt”), whether now or at any time hereafter outstanding, whether at maturity, by call for redemption, acceleration, declaration or otherwise or (ii) fail to perform or observe any term, covenant or condition on its part to be performed or observed under any agreement or instrument relating to any such Other Debt, when required to be performed or observed, if the effect of such failure to perform or observe is to accelerate, or to permit the acceleration of, the maturity of such Other Debt or any such Other Debt shall be declared to be due and payable or required to be prepaid (other than by a regularly scheduled required prepayment) prior to the stated maturity thereof;

               10.3.7.   A breach by the Company of Section 11 herein which is not cured within 30 days after written notice from Lender;

               10.3.8.   A Change of Control shall have been consummated; or

               10.3.9.   Any event or series of events occur(s), which, in the reasonable opinion of the Lender, after discussion with the Company, is likely to have a material adverse effect on the ability of the Company to pay any amount payable by it under this Agreement when due. This Section 10.3.9 shall only apply at such times that the Outstanding Principal Amount exceeds five million US dollars (US $ 5,000,000).

11.          Nominees to the Board.

     11.1.  Subject to Section 11.2 below, during the period commencing on the Closing Date and ending on such date that (i) all amounts payable by the Company under this Agreement shall have been paid in full and (ii) the Lender shall not be under any obligation under this Agreement to provide Installments to the Company, the Lender shall have the right to nominate up to two (2) persons to serve as directors on the Board (the “Nominees”). Subject to Section 11.2 below, a Nominee shall be appointed by the Board if permitted under the Company’s Articles of Association and Law, or shall be recommended for election as directors to the Board in a proxy statement to the Company’s shareholders. Mr. Leslie Banwart shall be considered to be a Nominee for so long as he serves on the Board, it being recorded that Mr. Leslie Banwart serves as a director on the Board on the date of this Agreement. In the event that Mr. George Morris, who serves as a director on the Board on the date of this Agreement, shall not serve as a director on the Board, then, at such time or times, the Lender shall have the right to nominate one (1) additional person (three (3) in total) as a Nominee, such that in such case, the Lender shall have the right to nominate up to three (3) persons to serve as directors on the Board pursuant to this Section 11.1.  In the event that the Board does not accept a person named by Lender as a Nominee due to reasons set forth in Section 11.2, Lender shall have the continuing right to nominate such additional persons until such time as the Board shall appoint Lender’s Nominee.

     11.2.  A Nominee shall be appointed to the Board as contemplated by Section 11.1 subject to each of the following:

               11.2.1.   The identity of the Nominee shall be approved by the Board, which approval shall not be unreasonably withheld;

               11.2.2.   The appointment of the Nominee must not, in the reasonable opinion of the Board, cause or likely cause the Company not to qualify as a “foreign private issuer” as such term is defined under Rule 3b-4 of the Exchange Act;

               11.2.3.   The appointment of the Nominee must not, in the reasonable opinion of the Board, cause or likely cause the Company to be in breach of the NASDAQ Marketplace Rules, including NASDAQ Marketplace Rule 4350(c); and

               11.2.4.   The appointment of the Nominee must not, in the reasonable opinion of the Board, cause or likely cause the Company to be in breach of any other Law or Order applicable to the Company.

     Provided, however, that the Company shall take reasonable steps to otherwise comply with the requirements of such Law or Order prior to determining that a Nominee shall not be appointed or named, as the case may be.

12.          Termination.

     12.1.  The Company may terminate this Agreement at any time by providing the Lender with a written notice to such effect (the “Termination Letter”), provided that upon the termination by the Company as aforesaid, all amounts payable by the Company under this Agreement shall have been paid in full. Following such termination, the Lender shall not be under any obligation under this Agreement to provide Installments to the Company and the Availability Period shall terminate.

13.          Miscellaneous.

     13.1.  Each of the parties hereto shall use commercially reasonable efforts to proceed promptly with the transactions contemplated herein, to fulfill the conditions precedent for such party’s benefit and shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of the Loan Documents and the intentions of the parties as reflected therein.

     13.2.  Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto.

     13.3.  None of the rights, privileges, or obligations set forth in, arising under, or created by this Agreement may be assigned or transferred by either party hereto without the prior consent in writing of the other party, which consent shall not be unreasonably withheld.

     13.4.  This Agreement, its exhibits and schedules and the agreements, documents and instruments to be executed and delivered pursuant hereto or thereto constitute the final, complete and exclusive agreement among the parties with respect to the subject-matters hereof and thereof, and supersede all prior agreements, understandings and representations, written or oral, with respect thereto. The preamble, exhibits and schedules hereto constitute an integral part hereof.  The section headings of this Agreement are for convenience of reference only and shall not be deemed to alter or affect any provision hereof. Unless the context otherwise requires, references to (or to any specified provision of) this Agreement or any other document shall be construed as references to that provision or that document as in force for the time being and as amended, supplemented, modified or replaced in accordance with the terms thereof. Words importing the plural shall include the singular and vice versa. Any reference in this Agreement to a Law or to a specific section thereof shall be construed as a reference to such Law or section as the same may have been, or may from time to time be, amended, succeeded or re-enacted.

     13.5.  This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of the Company and the Lender.

     13.6.  This Agreement may be executed simultaneously in any number of counterparts (including by facsimile), each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

     13.7.  No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or the exercise of any other power, right, privilege or remedy.

     13.8.  All representations and warranties made in this Agreement shall continue to remain in full force and effect for as long as this Agreement is still in effect pursuant to its terms.

     13.9.  All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be sent by facsimile or mailed by registered or certified mail, postage prepaid, or by electronic mail, or otherwise delivered by hand or by messenger, addressed to such party’s address as set forth below or such other address a party shall furnish to other party in accordance with this Section 13.9:

if to the Company:		Arel Communications and Software Ltd.
22 Einstein St., Park Hamadah, Building 22
Kiryat Weizman, Nes Ziona,
Israel
74140
Fax:+972-8-940-8118
E-mail: dyelin@arelcom.com
Attention: Chief Financial Officer

with a copy to		Yigal Arnon & Co.
(which shall not constitute notice):		One Azrieli Center
46th Floor - Round Tower
Tel-Aviv, Israel
67021
Fax: +972-3-608-7714
	Attention:	David H. Schapiro, Adv.
Ari Fried, Adv.
E-mail: davids@arnon.co.il
arif@arnon.co.il

if to the Lender:		Cetus, Corp.
6450 Sand Lake Road, Suite 200
Dayton, Ohio 45414-2645
USA
Fax: 937-264-4635

with a copy to		Frederick J. Caspar, Esq.
(which shall not constitute notice):		Chernesky, Heyman & Kress P.L.L.
10 Courthouse Plaza SW, Suite 1100
Dayton, OH 45402
Fax: 937-449-2821
fjc@chklaw.com

Any notice sent in accordance with this Section 13.9 shall be effective (i) if mailed, two (2) Business Days upon receipt, (ii) if sent by messenger, upon delivery, and (iii) if sent via facsimile or electronic mail, upon transmission and electronic confirmation of receipt or (if transmitted and received on a non-Business Day on the first Business Day following transmission and electronic confirmation of receipt).

     13.10. Each party shall bear its own expenses and costs in relation to the transactions contemplated hereby (including in connection with the preparation, negotiation and execution of this Agreement and all documents ancillary thereto), including, but not limited to, reasonable fees of attorneys and financial advisors (the “Expenses”). Notwithstanding the previous sentence, within seven (7) Business Days of the Closing Date or the date set forth in Section 2.2.1, if the Closing has not occurred by such date, the Company shall reimburse the Lender for the Lender’s Expenses in an amount that shall not exceed fifty thousand US dollars ($ 50,000).

     13.11. The Company shall pay the Lender’s reasonable expenses incurred in connection with the enforcement of any of the Loan Documents or the collection of any of the obligations thereunder, including reasonable fees and expenses of counsel retained by the Lender.

     13.12. This agreement shall be governed in all respects by and construed and enforced in accordance with the laws of the State of Israel, without application of the conflict of laws principles thereof. The competent courts of Tel Aviv-Jaffa or Jerusalem shall have exclusive jurisdiction upon any dispute arising hereunder and the parties hereto consent to the jurisdiction of such courts (and of the appropriate appellate courts therefrom).

     13.13. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable Law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable Law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

     13.14. The parties hereto acknowledge that the Company is a publicly traded company and as such is entitled to disclose the existence, execution or the terms and conditions of this Agreement without any further consent of the Lender. Subject to the previous sentence, no publicity release or announcement concerning this Agreement or the transactions contemplated herein may be made by either party without the advance written approval as to its form and substance by the other party hereto.

IN WITNESS WHEREOF the parties have signed this Loan Agreement in one or more counterparts as of the date first appearing above.

Arel Communications and Software Ltd.

By:

Name:

Title:

Cetus Corp.

By:

Name:

Title: